SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

Bankwell Financial Group, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

06654A103
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,217
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 128,217
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.64%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,440
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 89,440
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.14%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 96,955
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 96,955
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.24%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,804
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,804
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,909
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 70,909
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.90%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,397
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 88,397
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,995
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,995
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,328
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 83,328
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.06%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103
1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 340,632
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 340,632
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.34%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,804
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,804
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 572,045
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 572,045
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 572,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.29%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of 572,045 the  Shares beneficially owned in the aggregate by the Reporting Persons is approximately $16,104,877, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,842,246 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2018, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

A.	SAL

(a)	As of the close of business on December 28, 2018, SAL beneficially owned 128,217 Shares.

       Percentage: Approximately 1.64%.

(b)	1. Sole power to vote or direct the vote: 128,217

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 128,217

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

B.	SIP

(a)	As of the close of business on December 28, 2018, SIP beneficially owned 89,440 Shares.

                               Percentage: Approximately 1.14%.

(b)	1. Sole power to vote or direct the vote: 89,440

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 89,440

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on December 28, 2018, SIPII beneficially owned 96,955 Shares.

Percentage: Approximately 1.24%.

(b)	1. Sole power to vote or direct the vote: 96,955

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 96,955

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on December 28, 2018, SIPIII beneficially owned 12,804 Shares.

Percentage: Approximately 0.16%.

(b)	1. Sole power to vote or direct the vote: 12,804

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 12,804

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

E.	LSBK

(a)	As of the close of business on December 28, 2018, LSBK beneficially owned 70,909 Shares.

Percentage: Approximately 0.90%.

(b)	1. Sole power to vote or direct the vote: 70,909

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 70,909

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days, that have not been previously reported, are set forth in Scheduled B and are incorporated herein by reference.

F.	Broad Park

(a)	As of the close of business on December 28, 2018, Broad Park beneficially owned 88,397 Shares.

Percentage: Approximately 1.13%.

(b)	1. Sole power to vote or direct the vote: 88,397

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 88,397

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

G.	Chewy

(a)	As of the close of business on December 28, 2018, Chewy beneficially owned 1,995 Shares.

Percentage: Approximately 0.02%.

(b)	1. Sole power to vote or direct the vote: 1,995

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 1,995

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Chewy Gooey during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

H.	CBPS

(a)	As of the close of business on December 28, 2018, CBPS beneficially owned 83,328 Shares.

Percentage: Approximately 1.06%.

(b)	1. Sole power to vote or direct the vote: 83,328

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 83,328

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

I.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 89,440 Shares owned by SIP and the 96,955 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 70,909 Shares owned by LSBK and the 83,328 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 340,632 Shares.

Percentage: Approximately 4.34%.

(b)	1. Sole power to vote or direct the vote: 340,632

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 340,632

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by SIP, SIPII, LSBK and CBPS are set forth on Schedule B and are incorporated herein by reference.

J.	JBRC

(a)	JBRC, as a co-general partner of SIPIII, may be deemed the beneficial owner of the 12,804 Shares owned by SIPIII.

Percentage: Approximately 0.16%.

(b)	1. Sole power to vote or direct the vote: 12,804

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 12,804

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by SIPIII are set forth on Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

K.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 128,217 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 89,440 Shares owned by SIP and the 96,955 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, a co-general partner of SIPIII, may be deemed the beneficial owner of the 12,804 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 70,909 Shares owned by LSBK and the 83,328 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 88,397 Shares owned by Broad Park, and the 1,995 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 572,045 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 7.29%.

(b)	1. Sole power to vote or direct the vote: 572,045

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 572,045

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park and CBPS are set forth on Schedule B and are incorporated herein by reference.

        An aggregate of 572,045 Shares, constituting approximately 7.29% of the Shares outstanding, are reported by the Reporting
        Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

        To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on
        Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Signature Page to Bankwell Financial Group, Inc. Schedule 13D Amendment No. 2

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2018	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 06654A103

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Transaction Date	Per Share*	Cost*	Shares

SAL	12/21/2018	27.1033	119,633.96	4,414
SAL	12/24/2018	26.9337	119,343.16	4,431
SAL	12/26/2018	27.3470	121,201.84	4,432
SAL	12/27/2018	27.3665	121,014.63	4,422
SAL	12/28/2018	27.6910	122,228.07	4,414
Total			603,421.66	22,113

SIP	12/21/2018	27.1047	84,458.29	3,116
SIP	12/24/2018	26.9351	83,822.09	3,112
SIP	12/26/2018	27.3484	85,108.28	3,112
SIP	12/27/2018	27.3679	85,278.42	3,116
SIP	12/28/2018	27.6924	86,289.56	3,116
Total			424,956.64	15,572

SIPII	12/21/2018	27.1045	89,336.27	3,296
SIPII	12/24/2018	26.9349	88,373.31	3,281
SIPII	12/26/2018	27.3482	89,756.70	3,282
SIPII	12/27/2018	27.3677	90,094.33	3,292
SIPII	12/28/2018	27.6922	91,273.33	3,296
Total			448,833.94	16,447

SIPIII	12/21/2018	27.1428	9,499.97	350
SIPIII	12/24/2018	26.9763	8,794.28	326
SIPIII	12/26/2018	27.3899	8,874.33	324
SIPIII	12/27/2018	27.4073	9,291.09	339
SIPIII	12/28/2018	27.7305	9,705.66	350
Total			46,165.33	1,689

LSBK	12/21/2018	27.1058	68,740.35	2,536
LSBK	12/24/2018	26.9362	68,471.82	2,542
LSBK	12/26/2018	27.3495	69,577.12	2,544
LSBK	12/27/2018	27.3690	69,462.55	2,538
LSBK	12/28/2018	27.6935	70,230.75	2,536
Total			346,482.59	12,696

Broad Park	12/21/2018	27.1045	87,927.08	3,244
Broad Park	12/24/2018	26.9349	87,592.34	3,252
Broad Park	12/26/2018	27.3482	88,936.39	3,252
Broad Park	12/27/2018	27.3677	88,835.62	3,246
Broad Park	12/28/2018	27.6922	89,833.57	3,244
Total			443,125.00	16,238

Chewy	12/21/2018	27.2363	2,995.99	110
Chewy	12/24/2018	27.0718	2,869.61	106
Chewy	12/26/2018	27.4878	2,858.73	104
Chewy	12/27/2018	27.5033	2,942.85	107
Chewy	12/28/2018	27.8240	3,060.64	110
Total			14,727.82	537

CBPS	12/21/2018	27.1050	79,526.11	2,934
CBPS	12/24/2018	26.9354	79,459.39	2,950
CBPS	12/26/2018	27.3487	80,678.62	2,950
CBPS	12/27/2018	27.3682	80,462.51	2,940
CBPS	12/28/2018	27.6927	81,250.42	2,934
Total			401,377.05	14,708

*Includes brokerage commission.